Exhibit 99.1

NOTICE

Emera Incorporated has been informed by Ian E. Robertson that the Board of Directors of Northern Genesis Acquisition Corp. III (the “Company”) effected a realignment of its executive offices and executive officers and determined it was appropriate to eliminate the separate office of “Chief Executive Officer”. Following the elimination of such office, Ian E. Robertson ceased to serve as an executive officer of the Company and Mr. Michael Hoffman, the current President of the Company, assumed the roles and responsibilities of the chief executive officer. Mr. Robertson will continue to serve as a director of the Company and will continue in his current role as the Chair of the Transaction Evaluation Committee of the Company’s Board of Directors.

For further details, please see the Company’s Current Report on Form 8-K filed on May 9, 2022 available on EDGAR at www.sec.gov.

DATED this 9th day of May 2022.

EMERA INCORPORATED

By:	“Stephen Aftanas”
Stephen D. Aftanas Corporate Secretary